霍金路伟国际律师事务所

Hogan Lovells International LLP

Suite 1804-1808, Park Place

1601 Nanjing Road West

Shanghai 200040

霍金路伟国际律师事务所

上海南京西路1601号

越洋广场1804-1808室

邮编：200040

T     电话    +86 21 6122 3800

F     传真    +86 21 6122 3899

www.hoganlovells.com

7 December 2020

Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628 Attention: Mr. Perry J. Hindin, Special Counsel

Re:	Acorn International, Inc.
Schedule 13E-3Amendment No.1
Filed by Acorn International, Inc., First Ostia Port Ltd., Second Actium Coin Ltd.,
Robert W. Roche, Ritsuko Hattori-Roche, Catalonia Holdings, LLC and Bireme Limited
Filed on November 27, 2020
File No. 005-83555

Ladies and Gentlemen:

On behalf of Acorn International, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we have set forth the below response to the comment of the staff (the “Staff”) contained in its letter dated December 4, 2020 with respect to the Amendment No.1 to Schedule 13E-3, File No. 005-83555 (the “Schedule 13E-3”) filed on November 27, 2020 by the Company and the other filing persons named therein. For your convenience, the Staff’s comment is repeated below in bold and italics, followed in each case by the responses of the filing persons.

Registered with the Ministry of Justice of the People’s Republic of China as a Foreign Law Firm Representative Office. Not licensed to practise Chinese law. Hogan Lovells International LLP is a limited liability partnership registered in England and Wales with registered number OC323639. Registered office and principal place of business: Atlantic House, Holborn Viaduct, London EC1A 2FG.

“Hogan Lovells” is an international legal practice that includes Hogan Lovells International LLP and Hogan Lovells US LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

阿利坎特 阿姆斯特丹 巴尔的摩 北京 伯明翰 波士顿 布鲁塞尔 科罗拉多斯普林斯 丹佛 迪拜 杜塞尔多夫 法兰克福 汉堡 河内 胡志明市 香港 休斯顿 约翰内斯堡 伦敦 洛杉矶 卢森堡 马德里 墨西哥城市 迈阿密 米兰 明尼阿波利斯 蒙特雷 莫斯科 慕尼黑 新建 纽约 北弗吉尼亚 巴黎 珀斯 费城 罗马 三藩市 圣保罗 上海 硅谷 新加坡 悉尼 东京 华沙 华盛顿特区. 联营办事处： 布达佩斯 中国(上海)自由贸易试验区 雅加达 利雅得 乌兰巴托 萨格勒布. 商业服务中心： 约翰内斯堡 路易斯维尔.

Member of the Sino Global Legal Alliance with offices in: Beijing (北京) Changsha (长沙) Chengdu (成都) Chongqing (重庆) Dalian (大连) Guangzhou (广州) Hangzhou (杭州) Hong Kong (香港) Jinan (济南) Kunming (昆明) Lanzhou (兰州) Shanghai (上海) Shenyang (沈阳) Shenzhen (深圳) Tianjin (天津) Wuhan (武汉) Xiamen (厦门) Xian (西安) and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Securities and Exchange Commission	7 December 2020

Schedule 13E-3 Exhibit (a)-(1) Preliminary Proxy Statement of the Company

1.	We note your response to prior comment 7. We acknowledge that the Company is a foreign private issuer and is not required to, and does not, file quarterly reports under the Exchange Act. However, given that the Company has furnished its quarterly earnings release, and in light of the guidance referred to in our prior comment and the information provided in your response, we are unable to agree that the Company is not required to include such information in the Rule 13e-3 disclosure materials disseminated to shareholders.

In response to the Staff’s comment, we would like to emphasize that the Company “furnished” the financial information included in the October 2, 2020 Form 6-K, so it is not as a technical matter “filed” as referenced in the guidance referred to in the prior comment. Hence the Company did not anticipate this interim financial information would have to be included in a proxy or other filing. Moreover, we supplementally advise the Staff that the Company’s decision to voluntarily furnish this information was in part predicated on the absence of Section 18 liability associated with furnishing it (as compared to filing it), which correlated with the lower level of auditor review of the furnished information that took place (as compared to what would have occurred if we intended to file this financial information).  If this information must now be included (or incorporated by reference) in the Schedule 13E-3, the Company is forced to assume a different level of liability—and obtain a different level of auditor review, as per Regulation S-X (Rules 210.8-03 and 210.10-01(d)) —than it signed up for when making the original, voluntary decision to furnish the information back in October. Moreover the Company will have to undertake to engage its auditor on a last minute, and expedited basis, which will cause it to incur excessive costs as it has no scope to negotiate fees, as well as process delay that is negatively impactful to its business. Indeed, this additional auditor review will involve significant time and expense to the Company. Further this is all information not typically required to be provided by a foreign private issuer.  Since the Company is only being required to do this because it voluntarily elected to put information out into the market under a Form 6-K (in accordance with its customary practice in an effort to exercise a higher, elective level of good governance), it would appear the Company is in some sense being penalized for following best practices.  Moreover whether or not the financial information is included or incorporated by reference into the Schedule 13E-3 as requested, it remains readily available to interested investors under the Form 6-K; including it in the Schedule 13E-3 would not appear to make it materially easier to find or more accessible.  Accordingly we would respectfully request that the Staff reconsider the request for the Company to include the furnished financial information in the Schedule 13E-3.

*           *           *

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filing, please contact the undersigned by phone at +1 650 463 4168 or +86 21 6122 3868.

Sincerely,

Hogan Lovells International LLP

/s/ Don S. Williams
Don S. Williams

Hogan Lovells